Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Iroko Pharmaceuticals Inc.:

We consent to the use of our report dated March 1, 2013, with respect to the consolidated balance sheets of Iroko Pharmaceuticals Inc. as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholder’s equity (deficit), and cash flows for the years then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated March 1, 2013 contains an explanatory paragraph that states that Iroko Pharmaceuticals Inc. has incurred recurring losses and negative cash flows from operations since its inception that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

July 10, 2013